Exhibit 99.2

CONVENING NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given to the shareholders of MYT Netherlands Parent B.V. (Company) by the board of managing directors of the Company (the Management Board) that the fully virtual annual general meeting of shareholders of the Company (the AGM) is convened at 15:00 CET on Thursday, December 2, 2021. The AGM shall be held in English.

The AGM is convened to discuss and decide on the following: Agenda

1.	Opening

2.	Dutch statutory annual report for the financial year ended 30 June 2021 (FY 2021)

3.	Explanation of the dividend policy

4.	Proposal to adopt the Dutch statutory annual accounts for FY 2021*

5.	Discharge

5.1	Proposal to grant discharge to the members of the Management Board in respect of their duties performed during FY 2021*

5.2	Proposal to grant discharge to the members of the Supervisory Board in respect of their duties performed during FY 2021*

6.	Closing

Agenda items marked with an asterisk (*) are voting items.

The agenda with explanatory notes, the Dutch statutory annual report FY 2021, including the Dutch statutory financial statements for FY 2021 and auditor’s opinion and other AGM documents are available on the Company’s corporate website (https://investors.mytheresa.com/governance/annual-reports/). Hard copies of the AGM documents can be requested to be sent to you by sending an e-mail to agm@mytheresa.com. The AGM documents are also available for inspection at the offices of the Company (Einsteinring 9, Aschheim/Munich, Germany).

Virtual AGM

Considering the situation around the COVID-19 pandemic in both the Netherlands and in Germany, the AGM will be held fully virtually in accordance with the Dutch Temporary Act COVID-19 Justice and Safety (Tijdelijke wet COVID-19 Justitie en Veiligheid) (Temporary Act COVID-19). This means that no visitors or shareholders can attend in person. Shareholders are offered the possibility to follow the AGM virtually.

The logistics and procedures set forth in this convening notice are subject to the Temporary Act COVID-19 being applicable at the date of the AGM. In the event that the meeting cannot be held entirely virtually because the Temporary Act COVID-19 would no longer be effective at the date of the AGM, the AGM will take place at the same date and time in Aschheim/Munich, Germany, at a location to be determined, possibly with restricted physical access or in a hybrid form. Further information in this respect will in such instance be shared on our website (https://investors.mytheresa.com/governance/annual-reports/) as soon as possible. The chairperson may furthermore deviate from such logistics and procedures in the interest of the orderly conduct of the AGM. Shareholders are advised to regularly check the website of the Company for updates until the date of the AGM.

Registration

Shareholders who wish to virtually attend the AGM, have to register for the AGM by November 25, 2021 at 17.00 CET at the latest, by sending an email to agm@mytheresa.com. for each shareholder concerned (or person entitled to vote) a statement that it wishes to register for the AGM including the number of shares notified for registration and held by the relevant shareholder. The shareholder will receive an email confirming its registration including the number of shares registered for the AGM, with the required information to log on to the webcast.

Voting

Shareholders registered in the Company's register of shareholders may use the proxy from with voting instructions to vote without virtually attending the AGM (form available free of charge on https://investors.mytheresa.com/governance/annual-reports/).The deadline for submitting a proxy form is November 25, 2021, 23.59 CET. It is not possible to vote (electronically) during the AGM.

Questions relating to the AGM

Shareholders (who registered for the AGM and who have received a confirmation of registration), have the opportunity to submit questions in writing, by sending them to agm@mytheresa.com before November 30, 2021, 15.00 CET. Shareholders are requested to state their name and registration number when submitting questions. The Company intends to address the questions during the AGM, to the extent appropriate in view of the orderly conduct of the AGM. The relevant questions and answers will be published on the Company’s website (https://investors.mytheresa.com/governance/annual-reports/) after the AGM. Shareholders who submitted questions prior to the AGM in accordance with the procedures set forth above will be given the opportunity to submit follow-up questions during the AGM for which they will receive separate instructions.

Holders of American Depositary Shares

Holders of American Depositary Shares will receive a separate notice of the AGM through the Company’s depositary agent (Bank of New York Mellon). The option of virtual attendance will not be available to holders of American Depositary Shares.

Aschheim/Munich, October 14, 2021

The Management Board

Contact details:

Einsteinring 9

85609 Aschheim/Munich Germany

agm@mytheresa.com